Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-173170, 333-173171, 333-173173, and 333-183326 on Form S-8 of our reports dated February 27, 2014, relating to the consolidated financial statements and financial statement schedule of Huntington Ingalls Industries, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the allocation of certain corporate function expenses in the preparation of the financial statements during the period prior to March 31, 2011), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2013.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
February 27, 2014